UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 1-12609

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PG&E Corporation Retirement Savings Plan
(including the PG&E Corporation Retirement Savings Plan
for Union-Represented Employees)

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PG&E CORPORATION
77 Beale Street,
 San Francisco, CA  94105

The assets of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees are held in a single master trust and share the same investment funds, including the PG&E Corporation Common Stock Fund.

REQUIRED INFORMATION

1.
The Statements of Net Assets Available for Benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2016 and 2015 and the Statements of Changes in Net Assets Available for Benefits for the years then ended for such plans, together with the reports of Morris Davis Chan & Tan LLP, independent registered public accounting firm, are contained in this Annual Report.

2.	The Consent of Morris Davis Chan & Tan LLP, independent registered public accounting firm, is contained in Exhibit 1 to this Annual Report.

PG&E CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2016 AND 2015

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5-12

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	13

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PG&E Corporation Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets held as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP
Alameda, California
June 20, 2017

2

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
(in thousands)	2016	2015
Assets
Plan interest in Master Trust investments, at fair value	$2,991,552	$2,767,558
Notes receivable from participants	41,074	38,779
Total assets	3,032,626	2,806,337
Liabilities
Administrative expenses payable	37	35
Net assets available for benefits	$3,032,589	$2,806,302

See accompanying Notes to the Financial Statements.

3

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
(in thousands)	2016	2015
Additions to net assets attributed to:
Plan interest in Master Trust investment income (loss)	$247,304	$(3,905)
Contributions:
Employer	50,268	46,014
Participant	122,235	115,263
Rollover	12,386	10,675
Total contributions	184,889	171,952
Interest from notes receivable from participants	1,668	1,566
Total additions	433,861	169,613
Deductions to net assets attributed to:
Benefit distributions to participants	238,964	221,866
Administrative expenses	2,035	1,923
Total deductions	240,999	223,789
Net increase (decrease) before asset transfers	192,862	(54,176)
Asset transfers in, net	33,425	20,696
Net increase (decrease)	226,287	(33,480)
Net assets available for benefits:
Beginning of year	2,806,302	2,839,782
End of year	$3,032,589	$2,806,302

See accompanying Notes to the Financial Statements.

4

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan ("Plan" or "RSP").  The Plan document provides a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all non-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively "PG&E Corporation Group"), as designated by PG&E Corporation.  The Employee Benefit Committee (EBC) of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan.  The EBC retains Fidelity Management Trust Company as the Trustee of the Plan ("Trustee").  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust ("Master Trust") holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees ("Union RSP").  The accompanying financial statements present the assets and liabilities of the Plan only.

Eligibility

In general, all management and administration & technical employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 50 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both.  Participants may also contribute amounts representing distributions from other qualified plans into the Plan.  Such "rollover" contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code ("Code"), the following table provides the dollar limitations under a 401(k) retirement plan for 2016 and 2015.  Section 415 of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2016 Limits	2015 Limits
Annual compensation (1)	$265,000	$265,000
Defined contribution limits (2)	$53,000	$53,000
Elective deferral (3)	$18,000	$18,000
Catch-up contributions (4)	$6,000	$6,000
(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant's eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

All participants hired or rehired on or after January 1, 2013, are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation.

5

All other participating employees hired before January 1, 2013 who elected to contribute to the Plan are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 6 percent of eligible compensation.  In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Retirement Plan or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan.  Participants who elected to participate in the Cash Balance Pension will receive a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each account is credited with the participant's elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gain (losses) and certain investment management fees of the Master Trust.  Allocations of net investment gain (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan's investment fund managers and the selection of the range of investment options.  Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds' day-to-day investment operations.  Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account.  Approximately every five years, a new target date fund is added to maintain a complete target date horizon.  Target date funds with target retirement dates that have passed will merge into the retirement income fund.  Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time.  Employer matching contributions are initially invested in the PG&E Corporation Stock Fund, and participants may reallocate the employer contributions to other investment options once it has been credited to their account.

The Plan also contains an Employee Stock Ownership Plan.  This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund.  Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant's account balance.  Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years.  The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested.  The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant's account.  Participants pay a one-time origination fee and quarterly maintenance fees for each loan.  Participants may have up to 3 outstanding loans at any time.

6

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account (IRA) or other tax-qualified plan.  If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund.  In the event of a participant's death, the participant's beneficiaries will receive the value of the participant's account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA.  Participants must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach the age 70-1/2.  Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group.  Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns.  Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services.  Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant's account.  Each participant is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to exercise voting rights for any share without instructions from the participant.  However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA.  In the event the Plan is terminated, net assets of the Plan will be distributed to participants.  Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies.  Actual results could differ from these estimates.

7

Fair Value Measurements

The Plan's management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the "exit price."  The Plan's management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant's interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant's account each day based upon the account's proportional share of the fund balance.

Interest income is recognized as it is earned.  Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends.  Net appreciation or depreciation in the fair value of the Plan's investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis.  Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives.  During the years ended December 31, 2016 and 2015, the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

8

Recently Adopted Accounting Guidance

Fair Value Measurement

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value.  Part II eliminates the requirements for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments.  Part II also requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks.  Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end when the fiscal period does not coincide with a month-end.  ASU 2015-12 is effective for fiscal years beginning after December 15, 2015.  PG&E Corporation adopted Parts I and II of ASU 2015-12 effective January 1, 2015.  Part III of ASU 2015-12 has no impact on the Plan's financial statements.  The Plan's financial statements are presented to conform to the requirements of Parts I and II of ASU 2015-12.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  The update applies to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient.  The update simplifies Topic 820 by removing the requirement to categorize within the fair value hierarchy investments which use the net asset value as a practical expedient and removes certain disclosures for all such investments.  ASU No. 2015-07 is effective retrospectively for fiscal years beginning after December 15, 2016, with early adoption permitted.  The Plan's financial statements are presented to conform to the requirements of ASU 2015-07 (See Note 4 below).

Accounting Standards Issued But Not Yet Adopted

Employee Benefit Plan Master Trust Reporting

In February 2017, FASB issued ASU 2017-06, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force).  ASU 2017-06 amended the presentation and disclosure requirements relating to master trusts in accordance with GAAP.  The amendments are effective for all plan years beginning after December 15, 2018, and are to be applied retrospectively.  Earlier adoption is permitted.  PG&E Corporation is currently evaluating the impact the guidance will have on the Plan's financial statements.

9

NOTE 3: MASTER TRUST INVESTMENTS

The Plan's investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The following table presents the net assets of the Master Trust and the Plan's total share of the net assets as of December 31, 2016 and 2015:

	As of December 31,
(in thousands)	2016	2015
Equity Funds	$2,142,090	$2,003,220
Target Date Funds	1,125,857	1,022,197
PG&E Corporation Stock Fund	1,098,163	951,594
Brokerage Link Accounts	615,617	624,949
Fixed Income Funds	619,064	607,173
Money Market Fund	472,882	468,904
Total Master Trust investments	$6,073,673	$5,678,037

Total Master Trust investments by plan:
RSP	$2,991,552	$2,767,558
Union RSP	3,082,121	2,910,479
Net assets available for benefits	$6,073,673	$5,678,037

The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2016 and 2015:

	Year ended December 31,
(in thousands)	2016	2015
Net appreciation (depreciation) in fair value investments:	$461,983	$(63,219)
Dividends and interest	48,451	58,317
Net investment income (loss)	510,434	(4,902)
Net transfers	(110,224)	(110,937)
Administrative expenses	(4,574)	(4,495)
Increase (Decrease) in net assets	$395,636	$(120,334)

Net assets:
Beginning of year	$5,678,037	$5,798,371
End of year	$6,073,673	$5,678,037

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value.  A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activities.

10

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements at December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$615,617	$-	$-	$615,617
Money Market Fund	472,882	-	-	472,882
Equity Funds	-	2,142,090	-	2,142,090
Target Date Funds	-	1,125,857	-	1,125,857
Fixed Income Funds	-	619,064	-	619,064
PG&E Corporation Stock Fund measured at NAV	-	-	-	1,098,163
Total Master Trust investments, at fair value	$1,088,499	$3,887,011	$-	$6,073,673

	Fair Value Measurements at December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$624,949	$-	$-	$624,949
Money Market Fund	468,904	-	-	468,904
Equity Funds	-	2,003,220	-	2,003,220
Target Date Funds	-	1,022,197	-	1,022,197
Fixed Income Funds	-	607,173	-	607,173
PG&E Corporation Stock Fund measured at NAV	-	-	-	951,594
Total Master Trust investments, at fair value	$1,093,853	$3,632,590	$-	$5,678,037

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument.  As of December 31, 2016 and 2015, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•
Mutual funds offered to participants either through the Brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions.  These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•
The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•
The equity funds, target date funds, and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds.  Unit values are determined by dividing the fund's net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.  Equity funds, target date funds, and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded.  They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available.  As of December 31, 2016 and 2015, the target date funds, equity funds, and fixed income funds are categorized as Level 2.

11

The target date funds, equity funds, and fixed income funds are reported using net asset value as an estimate of fair value.  The target date funds invest in US and international common stock, marketable fixed income securities, and other publicly traded securities with an asset allocation that is suitable for a participant with a retirement date in the fund's specified target year.  The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index.  The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index.  Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at NAV

On January 1, 2016, PG&E Corporation adopted FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and applied it retrospectively for the periods presented in their Financial Statements. (See Note 2 above.) In accordance with this guidance, investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits.  These investments include the PG&E Corporation stock fund which invests in PG&E stock.  There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

The Master Trust recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period.  There were no transfers between levels for the year ended December 31, 2016 and 2015.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2016 and 2015.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments in the Master Trust are shares of funds managed by the Trustee.  The Plan also invests in PG&E Corporation common stock.  These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2016	2015
PG&E Corporation Stock Fund	$468,466	$403,231
Fidelity managed funds	150,974	170,332
Total party-in-interest investments	$619,440	$573,563

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation.  PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan's financial statements.  Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

NOTE 7: SUBSEQUENT EVENTS

In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition.  Plan management determined that there are no subsequent transactions and events that require disclosure to or adjustment in the financial statements.

12

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

EIN      #:  94-3234914
PLAN  #:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2016

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2032	$-	$41,074

(*)    Represents a party-in-interest to the Plan, as defined under ERISA.

13

PG&E CORPORATION

RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2016 AND 2015

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5-12

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	13

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan for Union-Represented Employees

We have audited the accompanying statements of net assets available for benefits of PG&E Corporation Retirement Savings Plan for Union-Represented Employees (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets held as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP
Alameda, California
June 20, 2017

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
(in thousands)	2016	2015
Assets
Plan interest in Master Trust investments, at fair value	$3,082,121	$2,910,479
Notes receivable from participants	85,408	84,281
Total assets	3,167,529	2,994,760
Liabilities
Administrative expenses payable	94	89
Net assets available for benefits	$3,167,435	$2,994,671

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
 RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
(in thousands)	2016	2015
Additions to net assets attributed to:
Plan interest in Master Trust investment income (loss)	$263,130	$(997)
Contributions:
Employer	45,266	37,339
Participant	153,779	147,599
Rollover	6,042	5,545
Total contributions	205,087	190,483
Interest from notes receivable from participants	3,564	3,583
Total additions	471,781	193,069
Deductions to net assets attributed to:
Benefit distributions to participants	263,042	258,434
Administrative expenses	2,550	2,546
Total deductions	265,592	260,980
Net increase (decrease) before asset transfers	206,189	(67,911)
Asset transfers out, net	(33,425)	(20,696)
Net increase (decrease)	172,764	(88,607)
Net assets available for benefits:
Beginning of year	2,994,671	3,083,278
End of year	$3,167,435	$2,994,671

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees ("Plan" or Union RSP).  The Plan document provides a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all non-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively "PG&E Corporation Group"), as designated by PG&E Corporation.  The Employee Benefit Committee (EBC) of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan.  The EBC retains Fidelity Management Trust Company as the Trustee of the Plan ("Trustee").  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust ("Master Trust") holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan ("RSP").  The accompanying financial statements present the assets and liabilities of the Plan only.

Eligibility

In general, all union employees of participating employers within the PG&E Corporation are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 20 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both.  Participants may also contribute amounts representing distributions from other qualified plans into the Plan.  Such "rollover" contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code ("Code"), the following table provides the dollar limitations under a 401(k) retirement plan for 2016 and 2015.  Section 415 of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2016 Limits	2015 Limits
Annual compensation (1)	$265,000	$265,000
Defined contribution limits (2)	$53,000	$53,000
Elective deferral (3)	$18,000	$18,000
Catch-up contributions (4)	$6,000	$6,000
(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant's eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

All participants hired or rehired on or after January 1, 2013 are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation upon completing one year of service.

All other participating employees hired before January 1, 2013 are eligible for a matching employer contribution according to the following years of service:

Length of Service	Matching Employer Contribution
Less than 1 year of service	None
1 to 3 years of service	60 percent of the participant's pre-tax and/or after-tax contributions that do not exceed 3 percent of the employee's eligible compensation
3 years of service or more	60 percent of the participant's pre-tax and/or after-tax contributions that do not exceed 6 percent of the employee's eligible compensation

In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Retirement Plan or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan.  Participants who elected to participate in the Cash Balance Pension will receive a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each account is credited with the participant's elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust.  Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan's investment fund managers and the selection of the range of investment options.  Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds' day-to-day investment operations.  Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account.  Approximately every five years, a new target date fund is added to maintain a complete target date horizon.  Target date funds with target retirement dates that have passed will merge into the retirement income fund.  Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time.  Employer matching contributions are initially invested in the PG&E Corporation Stock Fund, and participants may reallocate the employer contributions to other investment options once it has been credited to their account.

The Plan also contains an Employee Stock Ownership Plan.  This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund.  Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant's account balance.  Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years.  The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested.  The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant's account.  Participants pay a one-time origination fee and quarterly maintenance fees for each loan.  Participants may have up to 3 outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account (IRA) or other tax-qualified plan.  If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund.  In the event of a participant's death, the participant's beneficiaries will receive the value of the participant's account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA.  Participants must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach the age 70-1/2.  Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group.  Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns.  Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services.  Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant's account.  Each participant is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to exercise voting rights for any share without instructions from the participant.  However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA.  In the event the Plan is terminated, net assets of the Plan will be distributed to participants.  Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies.  Actual results could differ from these estimates.

Fair Value Measurements

The Plan's management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the "exit price."  The Plan's management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant's interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant's account each day based upon the account's proportional share of the fund balance.

Interest income is recognized as it is earned.  Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends.  Net appreciation or depreciation in the fair value of the Plan's investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis.  Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives.  During the years ended December 31, 2016 and 2015, the Plan and the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recently Adopted Accounting Guidance

Fair Value Measurement

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value.  Part II eliminates the requirements for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments.  Part II also requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks.  Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end when the fiscal period does not coincide with a month-end.  ASU 2015-12 is effective for fiscal years beginning after December 15, 2015.  PG&E Corporation adopted Parts I and II of ASU 2015-12 effective January 1, 2015.  Part III of ASU 2015-12 has no impact on the Plan's financial statements.  The Plan's financial statements are presented to conform to the requirements of Parts I and II of ASU 2015-12.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  The update applies to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient.  The update simplifies Topic 820 by removing the requirement to categorize within the fair value hierarchy investments which use the net asset value as a practical expedient and removes certain disclosures for all such investments.  ASU No. 2015-07 is effective retrospectively for fiscal years beginning after December 15, 2016, with early adoption permitted.  The Plan's financial statements are presented to conform to the requirements of ASU 2015-07 (See Note 4 below).

Accounting Standards Issued But Not Yet Adopted

Employee Benefit Plan Master Trust Reporting

In February 2017, FASB issued ASU 2017-06, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force).  ASU 2017-06 amended the presentation and disclosure requirements relating to master trusts in accordance with GAAP.  The amendments are effective for all plan years beginning after December 15, 2018, and are to be applied retrospectively.  Earlier adoption is permitted.  PG&E Corporation is currently evaluating the impact the guidance will have on the Plan's financial statements.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan's investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The following table presents the net assets of the Master Trust and the Plan's total share of the net assets as of December 31, 2016 and 2015:

	As of December 31,
(in thousands)	2016	2015
Equity Funds	$2,142,090	$2,003,220
Target Date Funds	1,125,857	1,022,197
PG&E Corporation Stock Fund	1,098,163	951,594
Brokerage Link Accounts	615,617	624,949
Fixed Income Funds	619,064	607,173
Money Market Fund	472,882	468,904
Total Master Trust investments	$6,073,673	$5,678,037

Total Master Trust investments by plan:
RSP	$2,991,552	$2,767,558
Union RSP	3,082,121	2,910,479
Net assets available for benefits	$6,073,673	$5,678,037

The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2016 and 2015:

	Year ended December 31,
(in thousands)	2016	2015
Net appreciation (depreciation) in fair value investments:	$461,983	$(63,219)
Dividends and interest	48,451	58,317
Net investment income (loss)	510,434	(4,902)
Net transfers	(110,224)	(110,937)
Administrative expenses	(4,574)	(4,495)
Increase (Decrease) in net assets	$395,636	$(120,334)

Net assets:
Beginning of year	$5,678,037	$5,798,371
End of year	$6,073,673	$5,678,037

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value.  A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements at December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$615,617	$-	$-	$615,617
Money Market Fund	472,882	-	-	472,882
Equity Funds	-	2,142,090	-	2,142,090
Target Date Funds	-	1,125,857	-	1,125,857
Fixed Income Funds	-	619,064	-	619,064
PG&E Corporation Stock Fund measured at NAV	-	-	-	1,098,163
Total Master Trust investments, at fair value	$1,088,499	$3,887,011	$-	$6,073,673

	Fair Value Measurements at December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	Total
Master Trust investments:
Brokerage Link Account	$624,949	$-	$-	$624,949
Money Market Fund	468,904	-	-	468,904
Equity Funds	-	2,003,220	-	2,003,220
Target Date Funds	-	1,022,197	-	1,022,197
Fixed Income Funds	-	607,173	-	607,173
PG&E Corporation Stock Fund measured at NAV	-	-	-	951,594
Total Master Trust investments, at fair value	$1,093,853	$3,632,590	$-	$5,678,037

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument.  As of December 31, 2016 and 2015, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•
Mutual funds offered to participants either through the Brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions.  These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•
The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•
The equity funds, target date funds, and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds.  Unit values are determined by dividing the fund's net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.  Equity funds, target date funds, and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded.  They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available.  As of December 31, 2016 and 2015, the target date funds, equity funds, and fixed income funds are categorized as Level 2.

The target date funds, equity funds, and fixed income funds are reported using net asset value as an estimate of fair value.  The target date funds invest in US and international common stock, marketable fixed income securities, and other publicly traded securities with an asset allocation that is suitable for a participant with a retirement date in the fund's specified target year.  The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index.  The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index.  Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at NAV

On January 1, 2016, PG&E Corporation adopted FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and applied it retrospectively for the periods presented in their Financial Statements.  (See Note 2 above.)  In accordance with this guidance, investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits.  These investments include the PG&E Corporation stock fund which invests in PG&E stock.  There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

The Master Trust recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period.  There were no transfers between levels for the year ended December 31, 2016 and 2015.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2016 and 2015.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee.  The Plan also invests in PG&E Corporation common stock.  These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2016	2015
PG&E Corporation Stock Fund	$629,697	$548,364
Fidelity managed funds	113,821	113,513
Total party-in-interest investments	$743,518	$661,877

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation.  PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan's financial statements.  Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

NOTE 7: SUBSEQUENT EVENTS

In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition.  Plan management determined that there are no subsequent transactions and events that require disclosure to or adjustment in the financial statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

EIN      #:  94-3234914
PLAN  #:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2016

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2031	$-	$85,408

(*)    Represents a party-in-interest to the Plan, as defined under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PG&E CORPORATION RETIREMENT SAVINGS PLAN (including the PG&E Corporation Retirement Savings Plan for Union-Represented Employees)

By:	/S/ JASON P. WELLS

Jason P. Wells,
Chairman, Employee Benefit Committee PG&E Corporation

Date:  June 20, 2017